SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Deltic Timber Corporation
________________________________________________________
(Name of Issuer)


Common Stock
_______________________________________________________
(Title of Class and Securities)

247850100
_______________________________________________________

(CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  (Continued on following page(s))




CUSIP No. 247850100                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      321,300 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         1,495,000 shares (shared)
                                            92,000 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       413,300 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     1,495,000 shares (Shared)

_____________________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
        1,908,300 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES -X- See Items 4(c)(ii) and (iv)
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       15.4 % Please see Item 4(b) for explanation that filer is not
	an "Acquiring Person" under the Issuer's Rights Agreement.
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________



CUSIP No. 247850100                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund		I.D. No. 62-1376170
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         845,000 shares (shared)

                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     845,000 shares (Shared)

_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        845,000 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.8 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________


CUSIP No. 247850100                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Realty Fund		I.D. No. 62-1616883
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         650,000 shares (shared)

                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     650,000 shares (Shared)

_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        650,000 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.2 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________




CUSIP No.  247850100                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 1.

     (a). Name of Issuer: Deltic Timber Corporation
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          210 East Elm Street, P.O. Box 7200
          El Dorado, Arkansas 71731-7200

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

(1)		Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119

(2) Longleaf Partners Small-Cap Fund
Longleaf Partners Realty Fund
6410 Poplar Avenue, Suite 900
Memphis, TN, 38119

(3)		Mr. O. Mason Hawkins
              	Chairman of the Board and C.E.O.
              	Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119


     (c). Citizenship:

Southeastern Asset Management, Inc. - A Tennessee corporation

Longleaf Partners Small-Cap Fund and Longleaf Partners Realty
Fund, series of Longleaf Partners Funds Trust, a Massachusetts business trust

Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number:  247850100


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment
Company Act - Longleaf Partners Small-Cap Fund and Longleaf
Partners Realty Fund, series of Longleaf Partners Funds Trust.

(e.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/99)
            1,908,300 shares

     (b). Percent of Class:
            15.4 % (Please see discussion below explaining that the filing parties are not an "Acquiring Person" as defined by the Issuer's Rights Agreement.)

          Above percentage is based on 12,394,335 shares of Common Stock outstanding.

		On February 8, 1999, the filing parties submitted to the SEC
Schedule 13G indicating ownership of 1,917,300 shares or 14.96% of the Issuer as of 12/31/98, based on shares outstanding of 12,813,879. Since 12/31/98, the filing parties have reduced total shares owned to 1,908,300. If shares outstanding had remained unchanged, the filing parties would own 14.89% of the Issuer. It is solely as a result of an acquisition of shares of common stock by the Issuer that, because of a reduction in the number of shares outstanding, the proportionate number of shares owned has increased to more than 15%. Accordingly, the filing parties are not deemed an "Acquiring Person" as defined by the Issuer's Rights Agreement.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                    321,300 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 1,495,000 shares.
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund - 845,000
                    Longleaf Partners Realty Fund - 650,000

                 No Power to Vote - 92,000. This figure does not include
		325,000 shares held by completely non-discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


          (iii). sole power to dispose or to direct the disposition of:

                    413,300 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 1,495,000 shares
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund - 845,000
                    Longleaf Partners Realty Fund - 650,000

                 No Power - 0 shares. This figure does not include
			325,000 shares held by completely non-discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A




Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                           Signatures
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 4, 2000
                              Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel

Longleaf Partners Small-Cap Fund
					Longleaf Partners Realty Fund

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


                       Joint Filing Agreement
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 4th day of February, 2000.

Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel

Longleaf Partners Small-Cap Fund
					Longleaf Partners Realty Fund

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



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DEL13g3.doc
SCHEDULE 13G - Deltic Timber Corporation ("Issuer")
Amendment #3